Filed Pursuant To Rule 433
Registration No. 333-167132
November 1, 2010
WGCH: Around the Market in 30 Minutes Interview with Jason Toussaint, Managing Director of Investments, WGC on October 29, 2010
MR. NEIL HACKMAN: Jason Toussaint, he’s the Managing Director of U.S.A. at World Gold Council, and Jason holds overall responsibility for the global management and development of global ETFs as well as overseeing North American investment research. Jason is also the CEO of the World Gold Trust Services, the sponsor of the SPDR Gold Trust, GLD, so we have a lot of things to talk to Jason about today.
     Jason, thanks a lot for joining us.
MR. JASON TOUSSAINT: A pleasure to be here, Neil, thank you.
MR. HACKMAN: Great. I thought I’d start because a lot of people don’t really know who the World Gold Council is, so why don’t you start by telling us a little about who is the World Gold Council.
MR. TOUSSAINT: Sure, yeah. The World Gold Council is a market development organization owned and funded by gold mining companies. And our mission in life is to create and sustain demand for gold, and we do that across four primary sectors.
Of course, as you mentioned, the investment sector, secondly is the jewelry sector, so we support the jewelry market directly and indirectly around the world. We have an industrial sector, which as you may know, every mobile phone, Blackberry, iPad and iPhones, et cetera, the brains of these things are powered by gold wire in the semiconductors. And then finally, we have a government affairs sector, which deals directly with central banks around the world, talking about gold as a reserve asset within their portfolios as well.
So, again, we are out in the market funded by the gold mining companies, and we represent the industry to the marketplace.
MR. HACKMAN: Okay, and can you show the audience what your role and areas of responsibility are there?
MR. TOUSSAINT: Sure, yeah. I manage the U.S. operations across all of the sectors. And we are based—our U.S. base is here in New York City. Then I also look after the investment sector, which entails doing investment research, showing investors the merits of gold investment within their portfolio context, as well as you had mentioned, looking after the SPDR Gold Shares.
MR. HACKMAN: Okay, and at the end of 2002, commodities in general had declined about 75 percent, and really nobody had an interest in them. And of course gold, going back about 10 years ago, was down in the $260-$280 area. Now we’re kind of moving up into the $1300-$1400 area. In the last five years, we really never heard anything from clients or the public really talking about gold, and now it seems to be really the buzz word. So why don’t you share with us, why should investors own gold today in their portfolio?

MR. TOUSSAINT: Well I think there’s—well there’s not one easy reason, and you know, as many reasons as there are for owning any asset, it’s applicable to gold as well, but I think a couple of things have changed. And first and foremost is, I think the way investors are viewing gold, instead of looking at gold in isolation, as may have been done in the past, it’s now being viewed in the portfolio context. And what I mean by that is the real kind of old-school view of gold’s usefulness, and then the what I call the modern view.
And the traditional views of gold of uses of gold have evolved typically around hedging either U.S. dollar risk or inflation risk on behalf of investors, but now people are understanding the benefits of holding gold in the portfolio, and specifically it’s diversification benefits, as well as ability to hold value and retain value in extreme market conditions. And the best example of that is if we look at asset class returns in 2008, gold was up roughly five percent, and we certainly know from emerging markets, developed markets, domestic and international, they essentially fell off the cliff.
And so those are the three primary uses of gold within the portfolio context, but we then need to understand what has made gold investable. And I think the big turning point, or the paradigm shift in the marketplace was the advent and release of the ETFs. We launched the SPDR Gold Shares in 2004. And if you take a step back and think about that, gold has been investable for thousands of years, and still today we can go to a shop and buy bars and coins, et cetera. But if you think about that, it was traditionally viewed as a collectable asset and not necessarily a financial asset. Again, within the portfolio, and because the ETF is traded on the exchange, it’s backed by physical gold and evolved in London, it is now viewed with regard on a relative value basis among other standard portfolio assets. And that’s the real difference in today’s world.
MR. HACKMAN: And when you say that people are buying gold, they’re hedging the U.S. dollar risk. For the folks that are listening out there, could you kind of walk them through that and explain that concept to them?
MR. TOUSSAINT: Yeah. There’s a fairly strong correlation, an inverse correlation for that matter, between the direction and strength of the U.S. dollar and the gold price. And it has, you know, it’s a long standing inverse correlation, so if people are concerned about the future of the U.S. dollar, which most people are around the world, not only U.S. dollar, but every currency around the world in the quantitative easing state of mind that the global central banks are in, gold is a good currency hedge. In fact, it’s viewed as a currency by the world’s central banks, and held as such.
MR. HACKMAN: And you also said that, you know, years ago it was viewed as a collectable and not a financial, but isn’t it true that there’s a tremendous amount, and you talked earlier about jewelry, isn’t it true that there’s a tremendous amount of demand by people specifically in India, southeast Asia, who view gold as something that—it’s a real store of value, and also for birthdays and holidays all they ever give out is gold?
MR. TOUSSAINT: Yeah, absolutely. And the two largest sources of gold demand around the world as you had just mentioned, one is India, and two is China. And most of the gold purchases there, as you just mentioned, are via jewelry. And, you know, we like to differentiate the market and say, well this purchase was jewelry, this was investment, and that differentiation is really a Western terminology. If you were to, for example, talk to a gentleman coming out of a gold shop in India and say, “Excuse me, is that jewelry you hold there, is that for investment or is it jewelry?” He wouldn’t necessarily understand the question. And to your point, it’s the same thing. One and the same. These are extremely liquid, physical gold transacted markets unlike the West where it is, you know, an over-the-counter transaction. We need to worry then about how do I store and transport and, frankly, insure our gold holdings, et cetera. These are issues that are overcome in those two markets outside the Western markets.
Additionally, we need to look at in terms of where we go from here, and I know we’ll probably talk about the fundamentals of today’s price and where it goes from here, but what is happening in China and India is a creation of an extremely vast middle class, and new wealth creation in these marketplaces as we know they have extremely rapid domestic growth rates right now in both of these economies. With this strong affinity to gold, what is going to happen is a strategic and continued increase in gold demand as individuals and families create and receive more wealth.
And that is something that I think the marketplace overlooks from time to time, because we do tend to focus on intraday moves of the gold price, and sort of lose sight of the big picture.
MR. HACKMAN: And do you have any type of statistics that show in the last five or ten years how much in percentage terms demand for gold has increased in places like China or India?
MR. TOUSSAINT: I don’t have the stats in front of me now, but one of the important things to note is that the jewelry market for over the past five years as we measured, the jewelry market accounts for roughly 60 percent of total aggregate demand around the world. And what’s important from that context is to understand what are the drivers of the gold price? And if we relay that to portfolio construction, the same applies to any asset we buy. So what are the price drivers of the stock, bond, high-yield instrument, et cetera that I’m buying?
And because demand for gold is so global, and because it is diversified among the classes of demand, as we had just discussed, jewelry, investment, central banks now slightly on the positive demand side, and then industrial, the ability to withstand shocks in the system is extremely important and valuable. And one of the things that we saw coming back to 2008, a lot of investors who have held and invested in commodity index instruments really found returns for most of the commodity complex. Again, severely negative returns. And that’s really no surprise. If you look at demand for energy and industrial metals, well if industrial cycles are slowing down, then of course demand for those commodities will slow. Where gold is a store of value over long periods of time, and either maintains its value or create further value in times of market stress.
Which then brings us to the outlook, and I think people are holding now gold instead of a so-called safe haven investment, which implies obviously a temporary position, essentially avoiding the storm, then punting it and reentering the equity market, people are holding gold as a strategic asset. And it’s generally what we find in the marketplace, is between a five and ten percent — allocation. People are understanding and they said, you know, the mindset goes along the lines of, well how good was I at avoiding the crisis of 2008, and should I hold some gold in my portfolio for cycles to come?
MR. HACKMAN: Okay, one thing that we kind of always discuss with our clients is trying to lower the volatility in the portfolio as well as the risk. So, what role does gold actually play in a total balance portfolio, both from a return and a risk perspective?

MR. TOUSSAINT: Well just starting on the risk side, we’ve done studies that show portfolios and globally diversified portfolios with gold added are more risk efficient. So return per unit of risk in the portfolio is measured by standard deviation, or tracking error versus a benchmark, are more efficient. And the key driver for that is gold’s correlation with major asset classes. And importantly, if we look at the S&P 500, the U.S. market here, the correlation between gold and the S&P 500 is statistically zero. Which is very important if we’re looking at what is diversification in a portfolio, an asset that has zero relationship, or zero correlation with other assets, is the ultimate diversifier in that case.
And what we find is portfolios with gold added are less risky and, at least over the past decade of course, have incremental positive returns over those portfolios without gold.
MR. HACKMAN: That’s all great stuff, and I want to drill a little further down here, but I’ve been told we need to take a quick break, so if you could just hold on, and our listening audience could hold on, we’ll be right back. This is Neil Hackman, Around the Market in 30 Minutes on 1490 WGCH.
Well thanks for staying with us. This is Neil Hackman, Oak Financial, Around the Market in 30 Minutes on 1490 WGCH. If you just joined us, we’ve been speaking with Jason Toussaint, the Managing Director of U.S.A. World Gold Council, and Jason gave us some background about who the World Gold Council is, should investors own gold, and how it should play in a balanced portfolio. So now I thought we’d kind of drill down to, Jason, what are the different vehicles available for investors to own gold, and which are the best?
MR. TOUSSAINT: Right, and just starting with the historically most identified way is through bullion bars and coins, which as we mentioned have been available for thousands of years. There are many online dealers and shops that we see both in the city and outside where investors can buy gold physically and directly. There are gold ETFs as we’ve mentioned, the SPDR Gold Shares of course being one of those, ticker GLD, which is backed by physical gold backing each of the shares available. There’s obviously then listed futures and options based on physical gold deliverable as well.
And in terms of which is the best way, there is really no best way to own gold, and I think, you know, as broadly diversified as the investor base, you know, each investor has his or her own constraints that they are looking at. So a lot of investors do prefer physical gold. They like to potentially keep it in their homes, kind of a safe haven, kind of absolute worst-case scenario. Gold will have value in this kind of Armageddon scenario.
Having said that, I think one of the most efficient ways, both in terms of upfront costs in terms of transacting the metal as well as ongoing costs, one of the most cost-efficient ways is through the ETFs, because they are listed on the exchange, there is extreme price discovery, so that’s not an issue. We don’t have to wonder am I transacting at the global gold price or not because of the arbitrage mechanism inherent in the ETFs, as well as guaranteed settlement markets and regulatory regime that comes with an exchange listing.
MR. HACKMAN: Okay, and when people are buying these bullion bars and coins, how does the actual person actually know that they’re dealing with a reputable dealer, and basically what the markups might be on some of these things?
MR. TOUSSAINT: Well the markups do vary across the board, and depending upon the type of bullion bar or coin that they are buying can vary widely. There are also differentiators between markets around the world, so we find that there is less commission kind of built into the markets in the Middle East, Asia, and parts of Europe, and certainly in India.
And in terms of the reputation of a dealer, I think it’s important that just like any other purchase, particularly online, that investors do do their homework. There is no sort of certification process, if you will, for bullion dealers. Having said that, if people are buying coins that are minted by the U.S. Mint, the U.S. Mint only deals directly with a handful of key distributors, and I’m sure that information is freely available on their website.
MR. HACKMAN: Okay, so I’d like to kind of drill down really on your perspective on gold at this juncture. I travel around the country, I meet a lot of people, and we hear a lot of discussions about the fact that gold is relatively cheap on an inflation-adjusted basis it should be $2400. I’ve heard numbers of $10,000.
We’ve also heard discussions about the fact that gold is in a mania. And I guess the best way of describing a mania is that, you know, we’ve seen the stock market bubble, we’ve seen the real estate bubble, now we’re starting to see a bond bubble, but when you talk about a gold mania, while a lot of people talk about gold, if you drill down, according to brokerage statistics, most people own less than one percent position in gold actually in their portfolios.
So from my perspective, it doesn’t seem to me that we’re in any kind of mania at all, so what is your perspective on the 10-year gold bull market, and are the fundamentals still strong enough to support the current price of gold?
MR. TOUSSAINT: Yeah, that’s a couple of good points there that I’d like to touch on. Of course, in any one of our presentations we have a graph that shows the 10-year gold price, and it’s obviously a pretty picture. But to most investors, that essentially tells them, well, this is maybe something you should have bought 10 years ago. But importantly, where do we go from here? And I think we need to then take a step back and look at the fundamentals of the gold market, both in terms of supply and demand. And starting on the supply side, mine production is static at best, and we have now seen what used to be a fairly large source of gold supply, the central banks, Western central banks, selling or liquidating some of their gold holdings. They have now turned slightly positive on the demand side. So that’s a fairly large source of supply gone as well.
Importantly, future discoveries of mineable gold are decreasing as well, so I like to tell people that the easily mined and found gold is long gone. And in addition, the oldest gold mines in the world, and frankly the deepest ones in South Africa, which are three-and-a-half to four miles into the earth, the grade of ore, or the yield that they are extracting for each ton of rock that they bring to the surface is decreasing as well. So it’s becoming even more scarce on the supply side.
On the demand side, if we look across investment, jewelry and industrial, as we’ve mentioned, starting with jewelry, the demand outlook is extremely positive. Again, it’s going to be led by the emerging markets, particularly India, parts of Asia and China. We have a resurgence in the consumer electronics sector, you know, for example iPads and iPhones, et cetera, which does increase demand for industrial gold. And finally the investment sector, which to your point, is increasing, but if we look at total global investable assets, it’s less than one percent of total investable assets. We still have a long way to go there before we reach any point of saturation.

Now in terms of the question of is gold in a bubble, what we decided to do is instead of simply come out to the market and say no, or kind of jump into the fray, we decided to take a step back and actually analyze statistically the gold price in the context of its historical price and volatility measures. And that report is available on our website at www.gold.org. And it’s called the 10-year bull market in perspective.
And what we’ve found is that if we measure Z scores of the volatility of any price in time versus a long-term average, for gold and compared to the other asset bubbles which we mentioned, U.S. real estate, we looked at the Japanese equity market and then the U.S. tech bubble in 2000. What we find right now is that today’s gold price is right in line with a historical average. And in fact, if you look at this 10-year bull market, it’s been a steady increase. It’s not been a spike up of, say 400 percent return in one year, which would certainly be a sign of a bubble.
But it has gone up at a steady rate of about five percent a month, or I think roughly 17 percent per year over the past decade. So it’s certainly not a bubble by any path-dependant context.
MR. HACKMAN: Okay, now many of the points that you made about supply and demand really hit home, but one I’m always confused about, and that is that you talked about central banks have now turned positive.
MR. TOUSSAINT: Yeah.
MR. HACKMAN: And that of course is true, but wasn’t it true that central banks actually were selling when gold was really towards the low and now they’re buying now that it’s gone up—? So central banks are not really a key barometer, and I assume that the mania probably will be created when central banks probably can’t get enough gold and they’re just buying hoards and hoards of it. That might get us to the market top. Do you agree with that at all?
MR. TOUSSAINT: Well not necessarily, and I think the important point there is that a fairly major source of supply is out of the market. Not necessarily that net central banks are huge buyers of gold. In fact, net overall purchases I think in the last quarter was roughly four tons, which in the grand scheme of things is essentially zero. And what we’re finding is that there is a difference between so-called Western central banks and those in Asia which are purchasing gold now. So there is a difference. I mean, if we look at particularly here in the U.S. and the U.K. and in Germany, et cetera, those central banks have said, you know, we’re worried about the future of our currencies; maybe we will slow down, or in some cases stop selling our gold because it is a store of value. It has increased in value as well. And what is occurring in the Eastern central banks, particularly in Asia, we’ve had comments from China, Russia, India, et cetera, many countries in Asia, lately Korea, making statements that they’re saying, you know, gold is a viable reserve asset, and we will be diversifying our mainly U.S. dollar currency portfolio by holding some gold.
So it’s not necessarily a statement that they think the gold price will continue to increase, but understanding that it does hold its value over very long periods of time, so a store of value within a reserve portfolio is something that’s very, very attractive to those central banks.

MR. HACKMAN: I appreciate your answering that question there. In the short period of time we have left, cause we’ve only got about two minutes left so I thought I’d put a couple of questions together here. Really, what is a gold ETF? What different types of gold ETFs are on the market? What role did ETFs play in making gold an investable asset for many investors, and if you could us about the SPDR Gold Shares GLD, what its history is of GLD and its relationship in the World Gold Council. And I apologize the fact that we’ve only got two minutes left.
MR. TOUSSAINT: No, that’s okay, and I’ll speak quickly. The SPDR Gold Shares was launched in 2004, an initiative of the World Gold Council after understanding and analyzing the investment market. And looking at and considering what are the hurdles to investment in gold that are experienced by investors who do want to buy it. And we’ve covered a number of those, it’s where do I transact, the fact that it’s an over-the-counter transaction and I need to worry about storage, delivery and insurance. And the SPDR Gold Shares, the first ETF here in the U.S. backed by physical gold overcame a lot of those issues, as do many of the other gold ETFs on the marketplace.
So, just very quickly, a gold ETF is, as the name implies, an exchange traded fund listed on a stock exchange, and each share is backed by an equivalent amount of gold bullion stored in a secure vault location. And in terms of what role that played, in terms of making it investable—
MR. HACKMAN: Jason, I think we’re going to have to cut it off there cause we have run out of time.
MR. TOUSSAINT: Okay.
MR. HACKMAN: I really appreciate you joining us. We’ve been joined today by Jason Toussaint, Managing Director of U.S.A. World Gold Council. Jason, thanks again, and we’ll—

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